Energenx, Inc.
6200 E. Commerce Loop
Post Falls, Idaho 83854
Ph: (208) 665-5553

Via Fax and Electronic Submission

February 22, 2007

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention: Blaise Rhodes

RE: Energenx, Inc., File No. 000-50739

This letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated February 6, 2007 in connection with our Form 10-QSB filings for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. We intend to revise our Item 3 disclosure in our future filings on Form 10-QSB in a manner responsive to the points made in the SEC comment letter. Below we are providing a copy of an excerpted Item 3 from a Form 10-QSB that will serve as an example of the disclosure we intend to utilize, as appropriate to future circumstance, in our future quarterly reports.

Item 3.  Controls and Procedures.

Evaluation of disclosure controls and procedures.

Our management, including our principal executive officer and our principal financial officer, has evaluated the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended), as of September 30, 2006. Based on that evaluation, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were effective. There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Please do not hesitate to contact the undersigned at (208) 665-5553 or Michael R. Espey, our legal counsel at (206) 860-6022 should you have any questions about the contents of this letter.

Sincerely,

/s/ Gary A. Bedini
Gary A. Bedini
President & Chief Executive Officer
Energenx, Inc.